Exhibit (a)(1)(F)

11840 Valley View Road Eden Prairie, Minnesota 55344 (952) 828-4000

October 23, 2006

To the Holders of New Albertson’s, Inc. 7.25% Hybrid Income Term Security Units (HITS™):

SUPERVALU INC., a Delaware corporation (“SUPERVALU”), is offering (the “Offer”) to purchase for cash each validly tendered and accepted 7.25% Hybrid Income Term Security Unit in the form of a Corporate Unit (each, a “Corporate Unit” and collectively, the “Corporate Units”) of New Albertson’s, Inc., a Delaware corporation and a wholly owned subsidiary of SUPERVALU, at a purchase price of $25.22 in cash per Corporate Unit, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase, dated October 23, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer is conditioned on a number of factors set forth in the section of the Offer to Purchase entitled “The Offer—Conditions to the Offer.”

We are only tendering for Corporate Units. We are not tendering for Units in the form of Treasury Units (“Treasury Units”). If you hold Treasury Units and would like to participate in this Offer, then before tendering you must recreate Corporate Units from your Treasury Units. For further information, please see the section of the Offer to Purchase entitled “Questions and Answers About the Offer—May I participate in the Offer by tendering Treasury Units for purchase.”

40,000,000 Corporate Units were issued on May 7, 2004 and an additional 6,000,000 Corporate Units were issued June 2, 2004. As of October 20, 2006, 45,970,800 Corporate Units were outstanding.

The Offer will expire at 5:00 p.m., New York City time, on November 20, 2006, unless extended or earlier terminated by us. You may withdraw Corporate Units that you tender at any time before the Offer expires. In addition, you may withdraw any tendered Corporate Units after December 19, 2006, which is 40 business days from October 23, 2006, if we have not accepted them for purchase.

Please read carefully the Offer to Purchase and the other enclosed materials relating to the Offer. If you require assistance, you should consult your financial, tax or other professional advisors. Holders who wish to participate in the Offer are asked to respond promptly by completing and returning the enclosed Letter of Transmittal, and all other required documentation, to U.S. Bank Trust National Association, which is acting as the Tender Agent for the Offer.

If you have questions regarding the Offer or whether or not to participate in the Offer, please contact any of the Dealer Managers, Merrill Lynch & Co., Banc of America Securities LLC or Credit Suisse Securities (USA) LLC. You may call Merrill Lynch & Co. toll-free at (888) 654-8637 or collect at (212) 449-4914, Banc of America Securities LLC toll-free at (800) 654-1666 or collect at (212) 583-8206 or Credit Suisse Securities (USA) LLC toll-free at (800) 820-1653 or collect at (212) 325-2547. If you have questions regarding the procedures for tendering in the Offer, require additional materials or require assistance in tendering your Corporate Units, please contact the Information Agent, Innisfree M&A Incorporated, toll free at (877) 800-5186.

Thank you for your time and effort in reviewing this request.

Very truly yours,

SUPERVALU INC.

“HITS” is a trademark of Banc of America Securities LLC.